May 22, 2015

By EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0410

Attention:	Mr. Wilson K. Lee, Senior Staff Accountant

RE:	Retail Properties of America, Inc. (“RPAI”, “we” or the “Company”) Form 10-K for the year ended December 31, 2014 Filed on February 18, 2015 File No. 001-35481

Dear Mr. Lee:

This letter responds to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 14, 2015 (the “Comment Letter”), providing a comment relating to the Company’s Form 10-K for the fiscal year ended December 31, 2014. In order to facilitate the Staff’s review of this letter, we have restated your numbered comment which required a response below and have included the Company’s response underneath the comment.

Form 10-K for the year ended December 31, 2014

Funds From Operations, pages 30-31

1.	In arriving at Funds from operations, you start with Net income attributable to common shareholders. As a result, it appears Funds from operations is actually Funds from operations attributable to just common stockholders instead of all equity shareholders. In future periodic filings please re-title “Funds from operations” to the more appropriate “Funds from operations attributable to common shareholders”.

Response:

In future periodic filings, we will re-title “Funds from operations” to “Funds from operations attributable to common shareholders.”

As requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

■	Retail Properties of America, Inc.
T: 855.247.RPAI www.rpai.com	2021 Spring Road, Suite 200
Oak Brook, IL 60523

If you have any questions, or would like to discuss the contents of this letter, please contact me at (630) 634 - 4160. Thank you for your consideration of this response.

Sincerely,

/s/ Steven P. Grimes

Steven P. Grimes
President and Chief Executive Officer

cc:	Dennis K. Holland, Executive Vice President, General Counsel and Secretary

Retail Properties of America, Inc.

Daniel P. Adams

Goodwin Procter LLP